SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549



SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)1


Wall Street Deli, Inc.
___________________________________________________
(Name of Issuer)


Common Stock, $.05 par value
___________________________________________________
(Title of Class of Securities)


931904106
___________________________________________________
(CUSIP Number)


July 16, 2001
___________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


Rule 13d-1(b)

: Rule 13d-1(c)


Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Jonathan L. Kimerling


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [  ]

3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5.
SOLE VOTING POWER                     40,000


6.
SHARED VOTING POWER                  222,000


7.
SOLE DISPOSITIVE POWER                40,000


8.
SHARED DISPOSITIVE POWER             222,000


9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

262,000 (1)

(1) 40,000 shares are held in Mr. Kimerling's Individual Retirement Account, and 222,000 shares are held jointly by Mr. Kimerling and his wife, Sheryl W. Kimerling.


10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         [    ]
EXCLUDES CERTAIN SHARES*


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.0%


12.
TYPE OF REPORTING PERSON*

IN




*SEE INSTRUCTIONS BEFORE FILLING
OUT!



1.
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Sheryl W. Kimerling


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5.
SOLE VOTING POWER                    -0-


6.
SHARED VOTING POWER                 222,000


7.
SOLE DISPOSITIVE POWER                -0-


8.
SHARED DISPOSITIVE POWER            222,000


9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

222,000 (1)

(1) Shares are held jointly by Mrs. Kimerling and her husband, Jonathan L. Kimerling.


10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         [    ]
EXCLUDES CERTAIN SHARES*


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6%


12.
      TYPE OF REPORTING PERSON*

      IN




*SEE INSTRUCTIONS BEFORE FILLING OUT!




SCHEDULE 13G

Item 1(a).    Name of Issuer:

Wall Street Deli, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

One Independence Plaza
Birmingham, Alabama 35209

Item 2(a).    Name of Person Filing:

This is a joint filing pursuant to Rule 13d-1(k) by Jonathan L. Kimerling and Sheryl W. Kimerling.

Item 2(b).         Address of Principal Business Office,
                   or if None, Residence:

Jonathan L. Kimerling
2968 Cherokee Road
Birmingham, Alabama 35223-2609

Sheryl W. Kimerling
2968 Cherokee Road
Birmingham, Alabama 35223-2609

Item 2(c).         Citizenship:

Incorporated by Reference from Item 4 of the Cover Pages.

Item 2(d).         Title of Class of Securities:

Incorporated by Reference from Cover Page.

Item 2(e).         CUSIP Number:

Incorporated by Reference from Cover Page.

Item 3. If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or

(c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a)        Amount Beneficially Owned:

Incorporated by Reference from Item 9 of Cover Pages.






(b)        Percent of Class:

Incorporated by Reference from Item 11 of Cover Pages.

(c)        Number of Shares as to Which Such Person has:

(i)         Sole Power to Vote or Direct the Vote.

Incorporated by Reference from Item 5 of Cover Pages.

(ii)        Shared Power to Vote or to Direct the Vote.

Incorporated by Reference from Item 6 of Cover Pages.

(iii)       Sole Power to Dispose or to Direct the
Disposition of.  Incorporated by Reference from Item 7 of
Cover Pages.

(iv)       Shared Power to Dispose or to Direct the
Disposition of.

Incorporated by Reference from Item 8 of Cover Pages.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the
Security being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10.           Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                      SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                  July 20, 2001
                          Date



/s/ Jonathan L. Kimerling
              Jonathan L. Kimerling



/s/ Sheryl W. Kimerling
               Sheryl W. Kimerling